

Mr. Craig Burton
President
Datone, Inc.
7325 Oswego Road
Liverpool, New York 13090

September 8, 2009

Re: **Datone, Inc.**
         Item 4.01 Form 8-K
         Filed August 10, 2009, as amended August 12, 2009 and September 2, 2009
         File No. 0-53075

Dear Mr. Burton:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant